Exhibit 99.1

Newegg Provides Second Half and Full Year 2021 Financial Forecasts and
Opens Limited Trading Window for Restricted Shares

Expects full year 2021 net sales to be approximately $2.4 billion and net income to be between $36.1 and $40.1 million.

September 13, 2021 – City of Industry, California – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading tech-focused e-retailer in North America (the “Company” or “Newegg”), announced its financial forecasts for the six-month and full year periods ending December 31, 2021, as well as certain compensation and capital initiatives and the opening of a limited trading window for its restricted shares.

Second Half and Full Year 2021 Financial Forecast

Following on a strong first half 2021 financial and operational performance, Newegg currently expects its financial performance for the second half of 2021 to remain strong. Specifically, for the six-month period ending December 31, 2021, the Company expects to achieve net sales of approximately $1.2 billion and net income between $14.5 and $18.5 million. For the full year ending December 31, 2021, the Company expects net sales of approximately $2.4 billion and net income between $36.1 and $40.1 million.

Robert Chang, the Company’s Chief Financial Officer, commented, “These financial forecasts reflect significant expected growth over the prior year, and we are excited about our future prospects. We expect to see continued strength in customer demand for technology products and anticipate a good holiday season, brought about in part by our deeper engagement with customers, our overall strength and the execution of our growth strategies.”

These forecasts consider the impacts of consumer demand and spending patterns, including impacts due to concerns over the current economic outlook and business climate, and assumes that going forward they will be in line with those experienced during the first half of 2021 through the date hereof. However, it is not possible to determine the ultimate impact on our operations for the second half of 2021, or whether other currently unanticipated direct or indirect consequences of the COVID-19 pandemic are reasonably likely to materially affect our operations. Actual results may differ from the financial forecasts above as a result of, among other things, the factors described below under the heading “Forward-Looking Statements”.

Compensation and Capital Initiatives Under Consideration

In recognition of the Company’s strong financial performance and successful public listing that occurred on May 19, 2021, Newegg is considering various compensatory measures to reward, incentivize and retain its growing employee workforce. Anthony Chow, the Company’s Chief Executive Officer, said, “I am so proud of our company and what we have achieved over the last twenty years. Our public listing was the culmination of two decades of hard work by our many employees. Our board of directors believes that equity-based compensation helps us to gain and retain new talent, while simultaneously helping our employees, who deserve to share in the tremendous value they have helped create. It also helps to further incentivize our employees to continue their contributions for the benefit of the company and its shareholders.”

As part of these compensatory measures, the Company will be filing a registration statement on Form S-8 to register 75,741,449 of its common shares, par value $0.021848, issuable pursuant to the Newegg Inc. Fourth Amended and Restated 2005 Incentive Award Plan (the “Award Plan”). As of August 31, 2021, the Award Plan had 30,081,565 vested options and 36,777,410 unvested options issued and outstanding, all of which were issued prior to the Company’s public listing on May 19, 2021. In addition, 8,882,474 common shares remain available for future issuance under the Award Plan.

The Company anticipates that its employee base will continue to grow in the future. To supplement the limited number of common shares available for issuance under the Award Plan and to further incentivize, reward and retain its growing workforce, the Company is currently considering adopting a new equity incentive plan that could allow for grants of stock options, restricted stock, restricted stock units and other forms of equity awards. Awards could be granted over the life of the plan and could vest based on a combination of service time and performance metrics. Assuming full satisfaction of all vesting conditions, the maximum number of common shares that could vest in any given year could range between two to ten million common shares per year under the currently contemplated plan grants. The Company is also considering adopting an employee stock purchase plan that would allow qualified employees to purchase a limited number of Newegg common shares at a 15% discount to the then current market price. The proposed plans and all proposed grants, terms and conditions remain subject to the final determination and approval of the Company’s independent compensation committee and may differ from the terms described above.

The Company is also exploring avenues to raise additional capital, including the possibility of offering newly issued common shares. This would help raise additional capital to enable the Company to grow and diversify its shareholder base. Any potential offering is subject to board approval, market conditions, and other factors.

Temporary, Limited Trading Window for Restricted Shares

Currently, approximately 364.7 million of the Company’s outstanding common shares remain subject to various transfer restrictions contained in Newegg’s Amended and Restated Shareholders Agreement dated October 23, 2020 (the “Shareholders Agreement”), the Award Plan, certain standalone lockup agreements entered into with the Company and/or the Company’s insider trading policy. In addition, all of the shares issuable under the Award Plan described above are also subject to various transfer restrictions set forth in the Award Plan, the Shareholders Agreement and/or Newegg’s insider trading policy.

Over the next two weeks, beginning Tuesday September 14, 2021 and ending Friday, September 24, 2021, inclusive of those dates (the “Trading Window”), the Company will allow a strictly controlled, temporary waiver of these transfer restrictions to enable limited trading of common shares by its employees, former employees, officers, directors, and stockholders who received restricted common shares of the Company as part of the merger between Newegg Inc. and Lianluo Smart Limited (the Company’s predecessor). Each such employee, former employee, officer, director, or stockholder, together with their respective affiliates, is referred to below as a “Restricted Holder.”

As of August 31, 2021, there were 125 Restricted Holders, who will be limited to selling an aggregate of 1,533,000 shares during the Trading Window. The two largest Restricted Holders, Hangzhou Liaison Interactive Information Technology Co., Ltd., and Mr. Fred Faching Chang, will be limited to selling 571,000 and 337,000 shares, respectively, with daily sales limits of not more than 5% and 3%, respectively, of each day’s aggregate trading volume, during the Trading Window. All other Restricted Holders will be limited to selling 625,000 shares in total, with daily sales limits of between 5,000 to 10,000 common shares per Restricted Holder per trading day, during the Trading Window. Newegg may decide to further limit, but not expand, the volume limitations imposed on such Restricted Holders in its sole discretion during the Trading Window based on prevailing market conditions and other factors. No sales would be allowed by the Restricted Holders when the NASDAQ stock market is closed (i.e., in after-hours trading). Based on recent historical trading volumes, the Company expects that aggregate sales by the Restricted Holders could comprise a material portion of the trading volume during the Trading Window; however, the actual number of common shares offered for sale by Restricted Holders is subject to their own discretion, within the limits described above, and could vary from the Company’s expectations.

The Trading Window provides Restricted Holders with the opportunity to obtain some liquidity for their common shares and vested stock options, while also gradually increasing the size of the public float for Newegg common shares.

After the Trading Window closes on September 24, all trading restrictions contained in the Award Plan, the Shareholders Agreement, and the lockup agreements will be in full effect in accordance with their original terms and restrictions.

About Newegg Commerce, Inc.

Newegg Commerce, Inc., headquartered in the City of Industry, California, is a leading tech-focused e-retailer in North America and serves a global customer base throughout Europe, Asia Pacific, Latin America and the Middle East. Founded in 2001, the company offers direct sales and an online marketplace platform for PC and IT hardware, consumer electronics, automotive, gaming products and finished goods. Newegg also offers an extensive portfolio of technology, marketing, logistics and other partner services to help companies grow their business. For more information, please visit https://www.newegg.com/.

Forward-Looking Statements

Newegg’s Financial Forecast and other statements in this release that refer to future plans and expectations are “forward-looking statements” within the meaning of U.S. federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements, and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipates,” “expects,” “intends,” “goals,” “plans,” “forecast,” “guidance,” “believes,” “seeks,” “estimates,” “continues,” “accelerate,” “forward,” “may,” “will,” “would,” “should,” “could,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements that refer to or are based on estimates, forecasts, projections, uncertain events or assumptions, including statements relating to our financial forecasts, our compensation and capital initiatives under consideration, plans to allow a limited trading window for our restricted shares, market opportunity, future product demand, business plans and their anticipated benefits, and anticipated trends in our businesses or the markets relevant to them, are forward-looking statements. These forward looking statements are subject to risks and uncertainties, including, among others, risks related to market trading in our common shares, system interruptions, fluctuation in foreign exchange rates, changes in global economic conditions and customer spending, world events, online commerce, government regulation and taxation. In addition, additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks.

All forward-looking statements included in this release are based on management’s expectations as of the date of this release and, except as required by law, Newegg disclaims any obligation to update these forward-looking statements to reflect future events or circumstances. More information about factors that potentially could affect Newegg’s financial results is included in Newegg’s filings with the Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 20-F and subsequent filings.

FOR MORE INFORMATION, CONTACT:

Public Relations:

John Snedigar

Faultline Communications

john@faultlinecomms.com

408-705-7518

Investor Relations:

Lena Cati

The Equity Group Inc.

212-836-9611

lcati@equityny.com

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